Exhibit 99.14

CONSENT OF TIMOTHY A. ROSS

Reference is made to the technical report entitled “Technical Report Update” dated March 2, 2010, which the undersigned has prepared for Baja Mining Corp. (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Baja Mining Corp., and the documents incorporated therein by reference, which is being filed with the United States Securities and Exchange Commission, and in the Registration Statement on Form F-10 (333-165352) of Baja Mining Corp.

Dated this 31st day of March, 2011.

/s/ Timothy Ross
Name: Timothy Ross